VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

WENDCHARLES II, LLC
FINANCIAL STATEMENTS- INCOME TAX BASIS
DECEMBER 29, 2019 AND DECEMBER 30,2018

VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
ADMIN@VRONAVANSCHUYLERCPA.COM
WWW.VRONAVANSCHUYLERCPA.COM
TEL: 516-670-9479 FAX: 516-670-9477

240 LONG BEACH ROAD
ISLAND PARK, NY 11558-1541

232 MADISON AVE., 3RD FL
NEW YORK, NY 10016-2901

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Wendcharles II, LLC
27 Central Ave.
Cortland, NY 13045

We have reviewed the accompanying financial statements of Wendcharles II, LLC which comprise the statements of assets, liabilities and members' equity—income tax basis as of December 29, 2019 and December 30, 2018, and the related statements of revenues and expenses—income tax basis, changes in members' equity—income tax basis and cash flows—income tax basis for the 53 or 52 weeks then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the company uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the income tax basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the company uses for income tax purposes.

February 1, 2020

Basis of Accounting

We draw attention to Note 1B of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Vrona & Van Schuyler CPAs, PLLC

Certified Public Accountants

February 1, 2020

VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC
Statements of Assets, Liabilities and Members' Equity (Deficit) - Income Tax Basis
December 29, 2019 and December 30, 2018

ASSETS

	2019	2018
Current Assets:		
Cash - (Note 1I)	$ 1,190,208	$ 1,301,902
Inventories - (Note 1C)	97,325	93,116
Prepaid expenses and other current assets	23,774	702
Total Current Assets	1,311,307	1,395,720
Property and Equipment, net of accumuilated depreciation - (Notes 1D and 2)	1,303,868	969,784
Others Assets:		
Technical assistance fees, net of accumulated amortization of $3,258 in 2019 and $2,001 in 2018 (Note 1F)	20,492	21,749
Goodwill, net of accumulated amortization of $1,272,823 in 2019 and $1,149,122 in 2018 - (Note 1E)	582,692	706,393
Deposits	7,565	6,074
Total Other Assets	610,749	734,216
TOTAL ASSETS	$ 3,225,924	$ 3,099,720

LIABILITIES AND MEMBERS' EQUITY

	2019	2018
Current Liabilities		
Current maturities of long-term debt - (Note 3)	$ 140,563	$ 122,787
Accounts Payable, accrued expenses, and taxes payable - (Note 1L)	1,059,125	1,222,336
Total Current Liabilities	1,199,689	1,345,123
Long-term liabilities:		
Long-term debt, less current maturities - (Note 3)	1,355,145	987,083
Total Long-term liabilities	1,355,145	987,083
Total Liabilities	2,554,833	2,332,206
Commitments & Contingencies - (Notes 3, 4, 5 and 7)	-	-
Members' Equity - (Notes 1A, 5 and 6B)	671,091	767,514
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 3,225,924	$ 3,099,720

See independent accountants' review report and notes to the financial statements.

Wendcharles II, LLC
Statements of Revenues and Expenses - Income Tax Basis
For the Years Ended December 29, 2019 and December 30, 2018

	2019	2018
Sales - net	$ 17,086,139	$ 15,239,647
Cost of Sales - net	5,169,914	4,513,694
Gross Profit	11,916,225	10,725,953
Labor Expenses	5,361,494	4,691,346
Store Operating and Occupancy Expenses	2,467,306	2,372,858
General and Administrative Expenses	911,150	826,941
Advertising Expenses - (Note 1K and 4A)	804,081	716,026
Royalty Expense - (Note 4A)	683,445	585,671
Depreciation & Amortization - (Notes 1D, 1E and 1F)	697,387	1,008,677
Interest Expense - (Note 3)	331,870	188,413
Total Operating Expenses	11,256,733	10,389,932
Operating Income	659,492	336,021
Gain / (Loss) on sale (disposal) of Assets	(28,629)	(83,585)
Interest & Other Income	40,954	16,451
Excess (deficiency) of Revenues over expenses (Note 1G)	$ 671,817	$ 268,887

Wendcharles II, LLC
Statement of Changes in Members' Equity (Deficit) - Income Tax Basis
For the Years Ended December 29, 2019 and December 30, 2018

Members' Equity (deficit) December 31, 2017	$ 1,330,227
Excess of Revenues over expenses for the year ended December 30, 2018	268,887
Distributions paid to Members	(831,600)
Members' Equity (deficit) December 30, 2018	767,514
Excess of Revenues over expenses for the year ended December 29, 2019	671,817
Distributions paid to Members	(768,240)
Members' Equity (deficit) December 29, 2019	$ 671,091

Wendcharles II, LLC
Statements of Cash Flows - Income Tax Basis
For the Years Ended December 29, 2019 and December 30, 2018

	2019	2018
Cash Flows for Operating Activities:		
Excess (deficiency) of revenues over expenses	$ 671,817	$ 268,887
Adjustments to reconcile net Cash Provided by Operating Activities		
Depreciation / Amortization	697,387	1,008,677
(Gain) / Loss on (sale) / disposal of assets	28,629	83,585
Increase (decrease) in cash attributed to changes in Assets & Liabilities		
Decrease (Increase)in inventories	(4,209)	(13,554)
Decrease (Increase) in prepaid expenses & other current assets	(24,563)	(702)
Increase (Decrease) in accounts payable & accrued		-
expenses and taxes	(163,211)	(27,830)
Total Adjustments	534,033	1,050,176
Net Cash Provided by Operating Activities	1,205,850	1,319,063
Cash Flows from Investing Activities:		
Capital Expenditures, tangible & intangible	(935,142)	(716,289)
Net Cash Provided by (used by) Investing Activities	(935,142)	(716,289)
Cash Flows from Financing Activities:		
Repayments of note payable	(414,162)	(115,655)
Proceeds from Long Term Debt	800,000	-
Members' distributions	(768,240)	(831,600)
Net Cash Provided by (used in) Financing Activities	(382,402)	(947,255)
Net Increase (Decrease) in Cash	(111,694)	(344,481)
Cash, beginning of Year	1,301,902	1,646,383
Cash, End of Year	$ 1,190,208	$ 1,301,902
Supplemental Information:		
Interest Paid During the Year	$ 342,722	$ 183,999

Wendcharles II, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 1 - Summary of Significant Accounting Policies

(A) The Company:

Wendcharles I, LLC was formed on June 24, 2008 pursuant to the South Carolina Code of Laws to acquire, own and operate six existing Wendy's Old Fashioned Hamburger Restaurants in the Charleston, South Carolina metropolitan area. As part of the same overall transaction, another South Carolina limited liability company, Wendcharles I, LLC, affiliated with the Company by certain common management and ownership interests, acquired eleven other existing Wendy's Old Fashioned Hamburger Restaurants in and proximate to North Charleston. The restaurants were all acquired from one unrelated seller for an aggregate purchase price of $5,760,000, less net adjustments to the Company of approximately $14,000. The Company's recorded goodwill in the amount of approximately $4,060,000. The purchase price was financed principally by a $3,500,000 loan from Bank of America, with the balance provided by capital contributions of the members. The acquisition closed and restaurant operations commenced on September 16, 2008.

The leases for the six leasehold estates, all in South Carolina, were assigned to the Company from different lessors. Two locations each are in Goose Creek and Summerville and one is in North Charleston and Moncks Corner as follows: Goose Creek: 101 Red Bank Road; and 601 St. James Avenue; Summerville: 740 North Main Street; and 10012 Dorchester Road; North Charleston: 7440 Northwoods Boulevard; and Moncks Corner: 515 North Highway 52.

The Company is to continue in perpetuity, except is to be dissolved as a result of the sale of all business operations or the sale of all or substantially all of its assets, in each of such cases upon the receipt of the consideration, or upon the occurrence of certain events as set for in the operating agreement. (See Note 5B)

On December 26, 2011 the Company purchased the assets for a restaurant located at Sam Rittenberg Boulevard in Charleston, North Carolina from Wendcharles I, LLC, a related party. The Company also assumed the lease for the property.

In 2013 the Company purchased the assets for a restaurant located at 4892 Ashley Phosphate Road in North Charleston, North Carolina from Wendcharles I, LLC, a related party. The Company also assumed the lease for the property.

The Company currently operates eight restaurants, all of which are leased. (See Note 4B)

Wendcharles II, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 1 - Summary of Significant Accounting Policies - (Continued)

(B) Income Tax Basis of Accounting:

The accompanying financial statements have been prepared on the same basis of accounting used for the Company's federal income tax return, another comprehensive basis of accounting, differing in certain respects from generally accepted accounting principles. Accordingly, the accompanying financial statements are not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

The federal income tax basis differes from GAAP primarily from depreciation of property and equipment is computed on receovery periods used for federal income tax purposes, including accelerated methods that provide bonus depreciation and special expensing elections, rather than the estimated useful lives of individual assets.

(C) Inventories:

Inventories represent food and supplies and are stated at cost.

(D) Property, Equipment & Depreciation:

Property and equipment are stated at cost. Depreciation is provided by application of the straight-line method over useful lives as follows:

Land Improvements	15	Years
Leasehold Improvements	15 to 39	Years
Restaurant equipment	5 to 7	Years

If it had qualifying property placed in service during the year, the Company has taken additional depreciation deductions in accordance with the federal government's enactment of the Economic Stimulus Act of 2008, amended by the American Recovery and Reinvestment Act of 2009, The Small Business Jobs Act of 2010, and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010.

(E) Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of the assets acquired, is amortized over fifteen years.

Wendcharles II, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 1 - Summary of Significant Accounting Policies - (Continued)

(F) Technical Assistance Fees

The Company capitalized the technical assistance fees paid to Wendy's International. These fees are amortized over fifteen years.

(G) Income Taxes:

The Company was organized as a limited liability company under the laws of South Carolina and is not subject to any federal income tax. Instead, each member is required to report on his federal and applicable state income tax return his distributive share of all items of income, gain, loss, deduction, credit and tax preference of the Company for any taxable year, whether or not any actual cash distribution has been or will be made to such member.

The Company's tax returns are subject to examination by the Federal and State taxing authorities. The tax laws, rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the Company to make adjustments, the profit or loss is allocated to the shareholders would be adjusted accordingly. Management believes the Company is no longer subject to tax examinations for the years prior to 2016.

Although income tax rules are used to determine the timing of the reporting revenues and expenses, non-taxable revenues and non-deductible expenses are included in the determination of net income in the accompanying financial statements.

(H) Fiscal Year:

The Company's annual accounting period is a fiscal year ending on the last Sunday of December.

(I) Cash:

The Company maintains its cash in various banks. The accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation, to a maximum of $250,000. At any time during the year, the cash balance may exceed $250,000.

Wendcharles II, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 1 - Summary of Significant Accounting Policies - (Continued)

(J) Use of Estimates:

The preparation of financial statements in conformity with the income tax accrual basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(K) Advertising:

The Company expenses all advertising costs when incurred.

(L) Sales Tax:

The Company collects sales tax and remits to the state of South Carolina. The liability is reflected in taxes payable on the balance sheet.

Note 2 - Property and Equipment

Property and equipment consist of the following:

	2019	2018
Land Improvements	$ 551,128	$ 526,463
Leasehold Improvements	2,523,260	2,108,576
Restaurant & Office Equipment	2,503,767	2,223,899
Total	5,578,155	4,858,938
Less: Accumulated Depreciation	4,274,287	3,889,155
Property & Equipment, Net	$ 1,303,868	$ 969,784

Note 3 - Long-Term Debt

In August and September 2012 the Company borrowed two $180,000 notes from Wendcapital LLC and transferred in 2018 to Wendcapital V, LLC, both related parties, for renovations. Each note has a repayment term of $1,757 per month which includes interest at 6%. Each loan matures on August 1, 2024. Additional interest may be charged if certain performance based sales are realized. The loan was repaid in 2019. (See Note 6C)

In April 2014 the Company borrowed $180,000 from Wendcapital II, LLC and transferred to Wendcapital V, LLC, both related parties. Repayment terms are $1,998 per month which includes interest at a rate of 6% for 120 months. Additional interest may be charged if certain sales performance goals are met. The loan was repaid in 2019. (See Note 6C)

Wendcharles II, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 3 - Long-Term Debt - (Continued)

On Mar 1, 2017 the Company borrowed 500,000 from Wendcapital III, LLC a related party. Repayment terms are $5,551 per month which includes interest at a rate of 6% for 120 months. Additional interest may be charged if certain sales performance goals are met. (See Note 6C)

The future principal payments are as follows:

2020	$	44,370
2021		47,106
2022		50,012
2023		53,096
2024		56,371
Thereafter		139,874
	$	390,829

On October 1, 2017 the Company borrowed $400,000 from Wendcapital IV, LLC a related party. Repayment terms are $4,441 per month which includes interest at a rate of 6% for 120 months. Additional interest may be charged if certain sales performance goals are met. (See Note 6C)

The future principal payments are as follows:

2020	$	34,278
2021		36,392
2022		38,636
2023		41,020
2024		43,550
Thereafter		138,534
	$	332,410

On January 1, 2019 the Company borrowed $400,000 from Wendcapital IV, LLC a related party. Repayment terms are $4,441 per month which includes interest at a rate of 6% for 120 months. Additional interest may be charged if certain sales performance goals are met. (See Note 6C)

The future principal payments are as follows:

2020	$	31,807
2021		33,769
2022		35,851
2023		38,063
2024		40,410
Thereafter		192,570
	$	372,470

Wendcharles II, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 3 - Long-Term Debt - (Continued)

On December 1, 2019 the Company borrowed $400,000 from Wendcapital IV, LLC a related party. Repayment terms are $4,441 per month which includes interest at a rate of 6% for 120 months. Additional interest may be charged if certain sales performance goals are met. (See Note 6C)

The future principal payments are as follows:

2020	$	30,109
2021		31,966
2022		33,938
2023		36,031
2024		38,253
Thereafter		229,704
	$	400,000

Note 4 - Commitments and Contingencies

(A) Franchise Agreement Commitments:

The Company is the franchisee for the eight Wendy's restaurants it owns and operates. The franchise agreements obligate the Company to pay to Wendy's International a monthly royalty fee equal to 4% of the gross monthly sales of each restaurant, or $250, whichever is greater. The Company must also pay to Wendy's National Advertising Program 3.5% of the gross sales and spend not less than .5% of the gross sales of each restaurant for local and regional advertising.

The lease for the restaurant located at 101 Red Bank road in Goose Creek has a primary term that expires on May 31, 2039 and includes four five-year renewal options. The annual rent for the lease is $106,000 through May 31, 2024.

The lease for the restaurant located at 740 North Main Street in Summerville had a primary term that expires on April 30, 2039. The current annual rent is $96,000 through April 30, 2024.

(B) Minimum Operating Lease Commitments:

The lease for the restaurant located at 10012 Dorchester Road in Summerville had a primary term that expired on April 30, 1995. The current term expires on April 30, 2020 and has three five-year renewal options. The current annual rent for the lease is $63,000 through April 30, 2020. At that time and on each five year anniversary thereafter, annual rent will be increased by the previous year's annual rent multiplied by 8%. In addition the Company is required to pay percentage rent equal to 6% of gross sales in excess of base rent.

Wendcharles II, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Notes 4 - Commitments and Contingencies - (Continued)

(B) Minimum Operating Lease Commitments: (Continued)

The lease for the restaurant located at 7440 Northwoods Blvd in North Charleston has a primary term that expires on November 30, 2020 and includes two ten year renewal options. The current annual rent for the lease is $129,399 through November 30, 2020. At that time and on each five year anniversary thereafter, annual rent will be increased by the previous year's annual rent multiplied by 5%. In addition the Company is required to pay percentage rent equal to 6% of gross sales in excess of base rent.

The lease for the restaurant located at 601 St. James Avenue in Goose Creek has a primary term that expires on March 31, 2025 and includes two five- year renewal options. The current annual rent for the lease is $114,647 through March 31, 2020. At that time and on each April 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1%.

The lease for the restaurant located at 515 North Highway 52 in Moncks Corner has a primary term that expires on November 30, 2025 and includes two five-year renewal options. The current annual rent for the lease is $142,822 through November 30, 2020. On each December 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1.5%.

The lease for the restaurant located at 1721 Sam Rittenberg Boulevard in Charleston has a primary term that expires on November 6, 2021 and includes two five-year renewal options. The annual rent is $76,920. In addition the Company is required to pay percentage rent equal to 7% of gross sales.

The lease for the restaurant located at 4906 Ashley Phosphate Road in North Charleston has a primary term that expires on March 31, 2025 and includes two five year renewal options. The current annual rent is $108,467 through April 1, 2020. At that time and every one year anniversary thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1%.

The Company is required to pay all realty taxes, insurance, routine maintenance and common charges for the above leases.

Rent expense was $1,003,445 in 2019 and $931,838 in 2018 including percentage rent of $177,971 in 2019 and $139,726 in 2018.

Wendcharles II, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Notes 4 - Commitments and Contingencies - (Continued)

(B) Minimum Operating Lease Commitments: - (Continued)

Future annual minimum rentals are as follows:

2020	$	774,754
2021		643,829
2022		576,452
2023		580,922
2024		593,776
Thereafter		3,506,585
	$	6,676,318

(C) Financial and Operational Advisory Services Agreement:

The Company entered into a financial and operational advisory services agreement with its two managing members. The agreement provides for these individuals to consult and advise the Company on applicable financial and/or operational matters and if required by the Company's debt, lease or franchise agreements, to which they are signatories, to remain ready, willing and able to maintain such status for the benefit of the Company, except where such guarantees are not needed; and remain able to provide such additional personal guarantees as, within their sole discretion, may reasonably be necessary to maintain the business of the Company. The initial term was for three years and is automatically renewable annually thereafter, as long as the Company remains in business. The agreement also provides for the reimbursement of reasonable expenses incurred by the individuals in fulfilling their duties. (See Note 6A).

Financial and operating advisory services fees totaled $133,200 in 2019 and $91,200 in 2018.

Note 5 - Capitalization and Operating Agreement

(A) Capitalization:

The Company's initial capitalization consisted of 800 unites, of which 42 and 32 were sold to two managing members at $100 per unit, or $7,400 in the aggregate, and 64 units were sold to the third managing member at $156 per unit, or $10,000 in the aggregate. Of the remaining 646 unites, 83 were sold at $100 per unit, or $8,300 in the aggregate, and 579 units were sold at per unit contributions of $2,300 totaling $1,331,700. All contributions totaled $1,357,400. (See Note 5B)

In March of 2013 the Company issued 795 additional units, of which 731 were sold to the members at $2,000 per unit, or $1,462,000 in the aggregate. 64 units were issued to its' President at no cost.

Wendcharles II, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 5 - Capitalization and Operating Agreement -(Continued)

(B) Operating Agreement:

All purchasers of membership interests are parties to the Company's operating agreement which provides for the capitalization and operation of the Company, distributions to members and transfers of interests. Members' consents representing 75% of all membership interests are required for the following actions: Change in the operating agreement; voluntary dissolution; sale or exchange of substantially all assets; merger or consolidation; incurrence of debt or refinancing other that in the ordinary course of business or in connection with entering new or unrelated businesses; and removal of a manger, for cause. Members are not required to make up negative capital accounts. Distributions either from cash flow generated by operations or capital transactions (as defined) other than capital contributions are made at the sole discretion of the managers, acting unanimously. Managers are elected by the members. Outside liens against membership interests are prohibited. For permitted transfers of membership interests, book value is equal to assets less liabilities using the income tax method/accrual basis of accounting.

Members wishing to sell their interests shall submit their request in writing, together with appropriate documentation setting forth the terms of such sale, to the managing members, who within thirty days and at their sole discretion, shall approve or disapprove of such sale. If not approved, the managing members within fourteen additional days may elect to have the Company purchase the offered units at the stated terms. Such action by the managing members is to be by simple majority. If the managing members determine that the offered interests are not to be redeemed by the Company, then the interests shall be offered to the remaining members of the Company, pro-rata at the same offered terms, who will have 14 additional days to purchase the offered shares. If the interests are not purchased by the members, then they may be sold to the third-party purchaser at the offered terms, but the purchaser must become bound by the terms of the operating agreement. Membership interests may also be transferred to family members or trusts or by reason of death or incompetence.

In the event of a termination of a member's interest by death, retirement, resignation, expulsion, bankruptcy, incompetence, or in the case of a member that is not a natural person - dissolution, the Company must be dissolved unless it is continued by the consent of all the remaining members. Non-consenting members are deemed to offer and authorized representatives or trustees of deceased or bankrupt members may offer the applicable membership interest, first to the Company, and then to the consenting (continuing) members. In such case, the offered interests must be purchased by either the Company or one or more of the consenting members. Such purchases, unless made by the Company, are to be made pro-rata to the existing interests of purchasing members, unless they agree otherwise or there is only one purchasing member.

In any event, all offered interest of non-consenting members or by the estate, trustee, etc. of deceased or bankrupt members, etc. must be purchased by the Company or one or more consenting members or the Company must be dissolved and liquidated.

Wendcharles II, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 6 - Related Party Transactions

(A) Financial and Operational Advisory Services:

The Company paid two of its three managing members and a third individual a total of $133,200 in 2019 and $91,200 in 2018 pursuant to a financial and operational advisory services agreement. (See Note 4C)

(B) Redemption of Membership Interest:

In March 2009 the Company redeemed one member's .13% membership interest for $500.

In January 2010 the Company redeemed one member's .13% membership interest for $1,500.

In December 2011 the Company redeemed one member's .13% membership interest for $1,500.

In March 2013 the Company redeemed one members .13% membership interest for $3,300.

In April 2013 the Company redeemed one member's .13% membership interest for $2,000.

In April 2014 the Company redeemed one member's .13% membership interest for $2,500.

In April 2015 the Company redeemed one member's .13% membership interest for $8,000.

In August 2016 the Company redeemed one member's .13% membership interest for $8,000.

(C) Long Term Debt:

The Company, Wendcapital, LLC, WendCapital II, LLC, Wendcapital III, LLC, Wendcapital IV and Wendcapital V, LLC have certain common equity interests; however, they are not under common control.

Note 7 - Pension Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(k) of the Internal Revenue Code for all full-time employees meeting certain service requirements. Under the plan, employees may elect to defer their salary, subject to Internal Revenue Service limits. A discretionary matching contribution may be made by the Company and added to each participant's account. Company contributions for the plan amounted to $81 for 2019 and $10 for 2018

Wendcharles II, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 8 - Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued, as reflected on the independent accountant's review report.